Smack Talks LLC (the "Company") a North Carolina company

Financial Statements

As of inception – Aug 27, 2024

Smack Talks LLC
Balance Sheet

BALANCE SHEET

Smack Talks LLC

Date 27 Aug 2024

ASSETS	**Currency** USD
CURRENT ASSETS	
Cash	0
Accounts receivable	0
Inventory	0
Prepaid expenses	0
Short-term investments	0
TOTAL CURRENT ASSETS	**0**
NON CURRENT ASSETS	
Property/land	0
Furniture	0
Vehicles	0
Equipment/tools	0
Long-term investments	0
TOTAL NON-CURRENT ASSETS	**0**
TOTAL ASSETS	**0**

LIABILITIES	
CURRENT LIABILITIES	
Accounts payable	0
Payroll	0
Sales tax	0
Income tax payable	0
Short-term loans	0
TOTAL CURRENT LIABILITIES	**0**
LONG-TERM LIABILITIES	
Long-term loans	0.00
Other long-term liabilities	0.00
TOTAL LONG-TERM LIABILITIES	**0**
TOTAL LIABILITIES	**0**

OWNER'S EQUITY	
Owner's investment	0
Owner's drawings	0
Retained earnings	0
TOTAL OWNER'S EQUITY	**0**
TOTAL LIABILITIES AND OWNERS EQUITY	**0**

Unaudited

Smack Talks LLC
Notes to the Financial Statements
August 27, 2024 (inception)
$USD

1. ORGANIZATION AND PURPOSE

Smack Talks LLC (the "Company") is a company organized on August 27, 2024 under the laws of North Carolina.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.